Exhibit 99.33

Quest Rare Minerals Ltd.
QUEST RARE MINERALS RECEIVES $1.5 MILLION CONVERTIBLE
LOAN FROM SIDEX
–	Loan is convertible into Quest shares at option of SIDEX at $3.00 per share

–	Quest issues 500,00 warrants to SIDEX with $3.25 exercise price
Toronto, September 10, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that it has received a previously-announced convertible loan from SIDEX, Limited Partnership in an amount of $1.5 million.
As previously announced, the loan is for a term of 18 months and may be repaid by Quest at any time upon 30 days’ notice. SIDEX may, at its option, convert the loan into Quest shares at any time at a price of $3.00 per share, representing a total of 500,000 shares. Quest expects to use the proceeds from the loan for exploration of Quest’s Strange Lake property and for working capital.
The loan bears interest at an annual rate of 9%. Interest will be paid semi-annually, at Quest’s option in cash or Quest shares. If interest is paid in Quest shares, the shares will be issued at a price per share equal to the weighted average trading price of Quest’s shares for the 20 trading days preceding the due date of the interest. Payment of interest in shares by Quest, if any, is subject to regulatory approval.
In connection with the loan, Quest issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of Quest for 18 months at a price of $3.25 per share.
As security for repayment of the loan, Quest granted a hypothec in favour of SIDEX over Quest’s present and future tax credits or other sums to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of Quest’s mining exploration costs, for an amount of $1.5 million.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and currently awaits a Metallurgical study as part of an ongoing economic evaluation of the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
About SIDEX Limited Partnership
SIDEX was established by the Government of Quebec and the Solidarity Fund QFL. The mission of SIDEX is to invest in companies engaged in mineral exploration in Quebec in order to diversify Quebec’s mineral base, encourage new exploration models, stimulate investment for new commodities in existing districts and open new territories with high potential for discovery.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release